=============================================================================
                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

      INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
                AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 8)1

                               Acxiom Corporation
                ------------------------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $0.10 per share
                ------------------------------------------------
                         (Title of Class of Securities)

                                  005125109
                ------------------------------------------------
                                (CUSIP Number)

                             Allison Bennington
                              ValueAct Capital
                        435 Pacific Avenue, Fourth Floor
                           San Francisco, CA 94133
                              (415) 362-3700
                ------------------------------------------------
               (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                               With a Copy to:
                        Christopher G. Karras, Esq.
                               Dechert LLP
                          4000 Bell Atlantic Tower
                            1717 Arch Street
                     Philadelphia, Pennsylvania 19103-2793
                          Ph. (215) 994-4000

                             October 21, 2005
                ------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 240.13d-1(b)(e), 240.13d-1(f) or 240.13d-1(g) check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent

1The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
=============================================================================

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 005125109                                              Page 2 of 17
-----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   ValueAct Capital Master Fund, L.P.
-----------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

-----------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   WC*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   British Virgin Islands
-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         9,802,970**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        9,802,970**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    9,802,970**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   10.3%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    PN
-----------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
               (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                ATTESTATION.

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 005125109                                              Page 3 of 17
-----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   ValueAct Capital Partners Co-Investors, L.P.
-----------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

-----------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   WC*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware
-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         138,660**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        138,660**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    138,660**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    Less than 1%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    PN
-----------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
               (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                ATTESTATION.

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 005125109                                              Page 4 of 17
----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   VA Partners, L.L.C.
-----------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

-----------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   WC*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware
-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         9,941,630**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        9,941,630**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    9,941,630**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    10.4%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    00 (LLC)
-----------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
               (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                ATTESTATION.

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 005125109                                             Page 5 of 17
-----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   Jeffrey W. Ubben
---------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

---------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   00*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   United States
-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         9,941,630**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        9,941,630**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    9,941,630**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    10.4%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    IN
-----------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
               (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                ATTESTATION.

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 005125109                                              Page 6 of 17
-----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   George F. Hamel, Jr.
---------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

-----------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   00*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   United States
-----------------------------------------------------------------------------
                   7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES          8.  SHARED VOTING POWER
   BENEFICIALLY         9,941,630**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH     9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        9,941,630**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    9,941,630**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    10.4%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    IN
-----------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
               (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                ATTESTATION.

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 005125109                                             Page 7 of 17
-----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   Peter H. Kamin
-----------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [ ]
---------------------------------------------------------------------------
3. SEC USE ONLY

-----------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   00*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   United States
-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         9,941,630**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        9,941,630**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    9,941,630**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    10.4%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    IN
-----------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
               (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                ATTESTATION.

      THE PURPOSE OF THIS AMENDMENT NO. 8 TO SCHEDULE 13D IS TO AMEND THE PURPOSE OF TRANSACTION SECTION OF REPORTS FILED BY THE REPORTING PERSONS. THE INFORMATION BELOW SUPPLEMENTS THE INFORMATION PREVIOUSLY REPORTED.

ITEM 4.  PURPOSE OF TRANSACTION

On July 12, 2005 the Reporting Persons sent a letter to Mr. Charles Morgan, the Chairman of the Board of Directors and Chief Executive Officer of the Issuer, with an offer (the "Offer") to acquire all shares of the Company (collectively, the "Shares" and individually, a "Share") that the Reporting Persons did not already own and reiterated their desire to meet with Mr. Morgan, the Issuer's independent directors or their advisors, to review and discuss any information that could lead to a higher valuation. The Board rejected the Offer without any direct communication or discussion and without expressing any interest in meeting with the Reporting Persons to share information that could lead to a higher offer price.

On October 21, 2005, the Reporting Persons sent a letter (the "Letter") to the Board of Directors of the Issuer, which stated that the Reporting Persons have continued their due diligence on the Issuer, identified and retained three senior executives who are information services and technology business experts, and are proceeding with their proposal to acquire all of the Shares.

The Letter set forth the terms upon which one or more new entities to be formed by VA Partners, LLC proposes to acquire all of the Shares at a cash price of $25.00 per Share (the "Acquisition"). The Letter also set forth the Reporting Persons' proposal to finance the Acquisition with a combination of equity, senior debt and the issuance by the Issuer of notes pursuant to a public placement or Rule 144A or other private placement. As stated in the Letter, the Reporting Persons received a new highly confident letter from UBS Securities LLC for increased debt financing of not less than $1.8 billion. A copy of the Letter, which has attached thereto a copy of a letter issued to the Reporting Persons by UBS Securities LLC regarding potential debt financing in connection with the Acquisition, is attached as Exhibit B to this report and is incorporated herein by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

A)  Joint Filing Agreement
B)  Letter from Reporting Persons dated October 21, 2005 to the Issuer

                                  SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                             POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below on this Schedule 13D hereby constitutes and appoints Jeffrey W. Ubben, George F. Hamel, Jr. and Peter H. Kamin, and each of them, with full power to act without the other, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities (until revoked in writing) to sign any and all amendments to this Schedule 13D, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary fully to all intents and purposes as he might or could do in person, thereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

                              ValueAct Capital Master Fund L.P., by
                              VA Partners, L.L.C., its General Partner

                              By:     /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  October 24, 2005        George F. Hamel, Jr., Managing Member

                              ValueAct Capital Partners Co-Investors L.P., by VA Partners, L.L.C., its General Partner

                              By:     /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  October 24, 2005        George F. Hamel, Jr., Managing Member

                              VA Partners, L.L.C.

                              By:    /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  October 24, 2005        George F. Hamel, Jr., Managing Member


                              By:    /s/  Jeffrey W. Ubben
                                --------------------------------------
Dated:  October 24, 2005        Jeffrey W. Ubben, Managing Member


                              By:    /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  October 24, 2005        George F. Hamel, Jr., Managing Member


                              By:    /s/  Peter H. Kamin
                                --------------------------------------
Dated:  October 24, 2005        Peter H. Kamin, Managing Member

                               Exhibit A
                       JOINT FILING UNDERTAKING

The undersigned parties hereby agree that the Schedule 13D filed herewith (and any amendments thereto) relating to the Common Stock of Acxiom Corporation is being filed jointly on behalf of each of them with the Securities and Exchange Commission pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended.


                              ValueAct Capital Master Fund L.P., by
                              VA Partners, L.L.C., its General Partner


                              By:     /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  October 24, 2005        George F. Hamel, Jr., Managing Member

                              ValueAct Capital Partners Co-Investors L.P., by VA Partners, L.L.C., its General Partner


                              By:     /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  October 24, 2005        George F. Hamel, Jr., Managing Member


                              VA Partners, L.L.C.

                              By:    /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  October 24, 2005        George F. Hamel, Jr., Managing Member


                              By:    /s/  Jeffrey W. Ubben
                                --------------------------------------
Dated:  October 24, 2005        Jeffrey W. Ubben, Managing Member


                              By:    /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  October 24, 2005        George F. Hamel, Jr., Managing Member


                              By:    /s/  Peter H. Kamin
                                --------------------------------------
Dated:  October 24, 2005        Peter H. Kamin, Managing Member

                                   Exhibit B

                                   LETTER
                                 VAC
                                    VALUEACT CAPITAL

October 21, 2005


Charles D. Morgan, Chairman and Chief Executive Officer
William T. Dillard II, Director
Harry C. Gambill, Director
Dr. Mary L. Good, Director
Dr. Ann Die Hasselmo, Director
William J. Henderson, Director
Rodger S. Kline, Director
Stephen M. Patterson, Director
Thomas F. McLarty, III, Director
Acxiom Corporation
1 Information Way
Little Rock, Arkansas 72202

Re:  Acxiom Corporation (the "Company")

Ladies and Gentlemen of the Board of Directors:

The second-quarter results reported on October 19th further confirm our belief that assets are being poorly deployed, opportunities missed, and that shareholder value is being eroded by current management. It is clear to us that there is an urgent need for a fundamental change in the Company's strategic direction. It is also clear that the only way to bring about that change is by replacing Acxiom's leadership.

The results continue the Company's longstanding practice of financial reporting marked by a lack of transparency and, frankly, candor. While management trumpets top-line growth and pro forma profits, the significant decline in true free cash flows tells a dramatically different story. Acxiom's purported "free cash flow" calculation materially understates the cash obligations that the current management team is imposing on the Company and, ultimately, its shareholders, to fund its misguided and costly capital expenditures. Notwithstanding management's claims to the contrary, the actual free cash flow in the business has steadily declined, from $174 million in FY2003, to $88 million in FY2004, to $55 million in FY2005, to a loss of $10 million through the first half of FY2006 (see attached Exhibit 1). And while management claims progress on controlling costs, the facts indicate that they are simply generating sales growth without any incremental profit increase.? Sales increased $31.4 million in the quarter, while operating profit ("EBIT") was effectively unchanged, even after allowing credit for $15.8 million of one-time charges.? This "progress" is, in reality, profitless prosperity.

The lack of organic growth in Acxiom's services and data businesses in recent quarters reflects management's evident inability to capitalize on the healthy growth of the marketing services industry. This is in direct contrast to the organic growth being shown at several of Acxiom's competitors over the six months. Both Harte-Hanks and Experian grew in the double digits internally over their most recently reported six months, while it appears that Acxiom's service and data business was roughly flat. As a result, management has chosen instead to chase absolute sales growth in the low return-on-investment IT management segment. The Company won another large, highly capital intensive outsourcing contract in a head-to-head competition with IBM.
Should we believe that Acxiom has a lower cost of capital than IBM? Or that Acxiom is more efficient than IBM? Does anyone really believe that it is a sound long-term strategy to attempt to compete with IBM in the outsourcing business? Such contracts typically require Acxiom to buy customer equipment, to run parallel data centers, to indemnify the customer against privacy issues, and to pass cost savings on to the customer. We believe that these contracts are fraught with risk, and that a continued strategy of growth in this business imperils equity value today.

On July 12th, ValueAct Capital presented the Board with an offer (the "Offer") to acquire all shares of the Company that we did not already own. Our Offer, as presented, contained two components: a price of $23 per share, which at the time represented a 25% premium, and a willingness to consider a higher offer price if allowed to meet with management and if we receive additional information that would support such an increase. We provided further details of our Offer in a subsequent letter on July 13th, in which we reiterated our willingness to review and discuss any information that could lead to a higher valuation. The Board rejected the Offer without any direct communication or discussion with ValueAct Capital about it, and without expressing any interest in meeting to share information that could lead to a higher offer price.

Since making our Offer, we have continued our due diligence on the Company, both directly and with the assistance of industry experts. We have also identified and retained three senior executives who are successful, seasoned information services and technology business experts, and they have participated in and contributed to our external analysis of Acxiom as well. We are convinced that there is real and substantial value in the Company if led by a capable and experienced management team that will take the necessary steps to significantly improve margins and free cash flow.

But it has to be recognized that a change in the Company's direction needs to be made immediately. Every month that goes by, the competitors are gaining advantages and Acxiom uses up valuable assets, and falls behind in its relevant markets. Having identified the right operating management team for Acxiom, and having continued our external diligence process since first making our Offer, we are confident that we still have time to correct the "fool's gold" strategy that current management has continued to pursue with grievous consequences to shareholder value. Therefore, to preserve the Company's value, we feel that it is urgent to act now.

This letter sets forth the terms upon which one or more new entities ("Newco") to be formed by VA Partners, LLC ("ValueAct Capital") proposes to acquire (in the "Acquisition") all of the outstanding shares of the Company that ValueAct Capital and its affiliates do not already own at a cash price of $25.00 per share of Company common stock (the "Purchase Price"). Further, we believe it again worth emphasizing that if given an opportunity to meet with the Board or its advisors, and/or with Company management, and if we receive additional information about the Company on a confidential basis, we may learn information that would permit us to offer a higher purchase price.

We believe that an Acquisition must be, and can be, completed quickly. Furthermore, by proceeding expeditiously towards the negotiation and execution of a definitive merger agreement with Newco, we believe the Company can obtain value for all its shareholders promptly while minimizing disruption to the Company's business, employees, and competitive position.

Financing: We propose to finance the Acquisition with a combination of equity, senior debt and the issuance by the Company of notes pursuant to a public placement or Rule 144A or other private placement. Since our last offer, ValueAct Capital has continued to work closely with UBS Securities LLC ("UBS"). Based on its work with ValueAct Capital and its management partners, UBS has provided a new highly confident letter that is enclosed, for increased debt financing of not less than $1.8 billion. In conjunction with this debt financing, ValueAct Capital is prepared to commit the remaining equity required for the purchase of the Company's securities, the refinancing of the Company's existing debt and the funding for the fees and expenses pertaining to the Acquisition.

Structure: The Acquisition would be structured as a one-step merger with a wholly-owned subsidiary of Newco merging into the Company. Pursuant to the merger, all shares of the Company's common stock (other than the shares held by Newco or an affiliate of Newco) would be cashed out at the Purchase Price. Options with an exercise price less than the Purchase Price would be cashed out in the merger; options with an exercise price greater than the Purchase Price would be cancelled. Warrants would be cashed out in the merger. We are prepared to consider allowing management who remain with the Company to roll over their options or warrants into Newco equity. We also expect to establish a new management incentive plan.

Definitive Agreement; Conditions: The terms of the transactions set forth herein will be set forth in a definitive agreement that will include standard representations, warranties and covenants for a public company transaction and that will be satisfactory in form and substance to Newco and the Company.

ValueAct Capital believes that we will be able to complete all the necessary steps of the transaction in an efficient and expeditious manner. We encourage
the Board to give this offer its immediate and serious consideration.   We
remain ready to meet with your independent directors or their advisors at their earliest convenience to discuss this proposed Acquisition.

Sincerely,
/s/ Jeffrey W. Ubben
----------------------------
Jeffrey W. Ubben
Managing Member
VA Partners, LLC

Enclosure

cc: Jerry C. Jones, Legal Leader (w/ enclosure)

EXHIBIT 1

===============================================================================

                                                            FY          FY          FY          1Q          2Q          1H
Free Cash Flow (FCF)                                       2003        2004        2005        2006        2006        2006
--------------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------
Cash Flow From Operations                                  253.8       259.9       247.0       61.5        44.8        106.3
  Capitalized software                                     (34.6)      (27.8)      (20.3)      (5.7)       (5.8)      (11.5)
  Capital expenditures                                     (13.2)      (22.2)      (14.3)      (2.9)       (3.0)       (6.0)
  Deferral of costs                                        (15.0)      (24.9)      (53.4)     (16.2)      (18.7)      (34.9)
  FCF (Acxiom's version)                                   191.0       185.0       159.0       36.7        17.2        53.9

Asset additions excluded from Acxiom's FCF calculation
  Acquisition of property under capital lease              (14.1)      (80.5)      (90.6)     (26.5)      (29.1)      (55.6)
  Software licenses acquired under obligation               (2.8)      (16.6)      (13.9)      (2.2)       (6.2)       (8.4)
                                                           ------      ------      ------     ------      ------      ------
  Total                                                    (17.0)      (97.2)     (104.5)     (28.6)      (35.3)      (64.0)

True FCF                                                    174.0        87.8        54.5        8.1      (18.1)      (10.0)
================================================================================================================================


It is common to treat the costs of acquiring capital assets and software licenses as deductions from free cash flow, regardless of how they are financed, as a more accurate representation of free cash flow that is available to equity holders.

Acxiom's true free cash flow has declined dramatically over the last three years and has been negative in the first six months of fiscal 2006.

                           ATTACHMENT

                        UBS SECURITIES LLC
                         299 Park Avenue
                      New York, New York 10171

                                                   October 21, 2005


ValueAct Capital Partners, L.P.
435 Pacific Avenue
Fourth Floor
San Francisco, CA 94133


Attention: Jeffrey W. Ubben


                      Highly Confident Letter


Ladies and Gentlemen:

          ValueAct Capital Partners, L.P. ("you" or "Sponsor") has advised UBS Securities LLC ("UBSS", "us" or "we") that you propose to, through a newly created company (the "Company"), acquire (the "Acquisition") Acxiom Corporation (the "Acquired Business") pursuant to a purchase agreement. All references to "dollars" or "$" in this letter are references to United States dollars. All references to the Company herein shall be deemed to include the Company and its subsidiaries, including the Acquired Business on a post-Acquisition basis.

          You have informed us that the aggregate cash purchase price, together with existing debt to be refinanced and fees, commissions and expenses, will be funded with at least $670 million of new cash equity to be contributed by the Sponsor and $1.8 billion in debt financing (the "Debt Financing"). The Debt Financing will include borrowings by the Company under a senior secured credit facility, including a revolver in an amount to be determined to fund the Company's ongoing working capital needs (the "Credit Facility"), and the issuance by the Company of notes or other debt securities pursuant to a public offering or Rule 144A or other private placement (the "Notes").

          Based upon an initial review of certain public information provided by you relating to the Acquisition and the Acquired Business, we are pleased to inform you that, as of the date hereof and subject to the factors listed below, we are highly confident of our ability to arrange the Debt Financing for the Acquisition.

          We have assumed that the structure, covenants and terms of the Debt Financing will be as determined by UBSS and its affiliates in consultation with you based on (i) market conditions at the time of the syndication, offering or placement of the Debt Financing, (ii) the structure and documentation of the Acquisition and related transactions and (iii) the financial prospects of the Company at the time of sale.

          Our view is based upon the assumption that (i) there will be no change, or the disclosure of any additional information to, or discovery of additional information by, UBSS (including, without limitation, information contained in any review or report provided to UBSS in connection with the Debt Financing) which UBSS deems to be materially adverse in respect of the business, results of operations, condition (financial. or otherwise), assets, liabilities or prospects of the Company; (ii) there will not occur, in the judgment of UBSS, a material adverse change or material disruption in the financial, banking or capital markets generally after the date of this letter (including, without limitation, the markets for loans to or debt securities issued by companies similar to the Company) that could reasonably be expected to have a material adverse effect on the syndication of the Credit Facility or the marketing of the Notes; (iii) the definitive documentation for the Acquisition and related trans-actions (including, without limitation, the documents relating to the Credit Facility and the Notes, including an underwriting agreement or placement agreement, a registration rights agreement and other documents in UBSS's standard forms) wil1 be prepared, executed and delivered, and will be in form and substance reasonably satisfactory to UBSS and all conditions set forth in such documentation will be satisfied; (iv) all requisite regulatory, governmental, shareholder and other third party approvals required to consummate the Acquisition, the Debt Financing and all related transactions will be timely received;
(v) UBSS will have a reasonable time to market the Debt Financing based on its experience in comparable transactions and market conditions, and the marketing process will be conducted in a manner satisfactory to UBSS and, in the case of the Notes, utilize offering materials that contain all financial and non-financial information required by the Securities Act of 1933 (whether or not the Notes are sold in a transaction registered under such Act) and the rules and regulations thereunder for registration statements on Form S-l filed thereunder and, in the case of the Credit Facility, offering materials customary for bank loan syndications, in each case in form and substance satisfactory to UBSS; (vi) there will not exist any threatened or pending litigation or other action or proceeding by or before any court or governmental, administrative or regulatory agency or authority that UBSS determines could be materially adverse to the Company or challenging all or any part of the Acquisition, the financing therefore or transactions related thereto or seeking any material amount of damages with respect thereto; and (vii) UBSS's business, financial, legal, tax, environmental and accounting due diligence relating to the Company, the Acquired Business and the Acquisition, including access to management of and internal information relating to the Acquired Business, will be completed and the results thereof will be satisfactory to UBSS.

          This letter is not a commitment to underwrite, purchase or place the Debt Financing, and we express no view as to our wi11ingness to hold any portion of the Debt Financing. This letter is solely for use by you and may not be disclosed to any person other than (i) your directors, officers and advisors and (ii) the Acquired Business, its shareholders, directors, officers and advisers, in each case, on a "need to know" basis without our prior written consent.

                     [Signature Page Follows]

          We look forward to working with you in connection with the financing of the Acquisition.

                                                  Very truly yours,

                                                  UBS SECURITIES LLC


                                                By: /s/ Jeffrey H. Gelles
                                                   -------------------------
                                                Name:  Jeffrey H. Gelles
                                                Title: Managing Director

                                                By: /s/ Firdaus Pohowalla
                                                   -------------------------
                                                Name:  Firdaus Pohowalla
                                                Title: Associate Director